[HILB ROGAL & HOBBS LETTERHEAD]

December 29, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

RE:	Hilb Rogal & Hobbs Company

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 10, 2006

File Number: 000-15981

Dear Mr. Rosenberg:

This letter is in response to the conference call held on October 27, 2006 with Vanessa Robertson of the Securities and Exchange Commission (“Commission”). In the call, Ms. Robertson provided additional comments concerning the response letter filed on September 29, 2006 by Hilb Rogal & Hobbs Company (“Company”). For your convenience, we have included the staff’s comments in this letter with the Company’s response following each staff comment.

In connection with its response to the staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business

Overview, page 1

1.	We note your response to Comment 1. Please provide us with an analysis related to the aggregation criteria of SFAS 131 that supports your conclusion to include all of the profit centers in one reportable segment along with proposed disclosure that would clarify the profit centers as reportable segments and the aggregation of those segments. Also, provide to us revised disclosure that clarifies the roles of the regions in your operations. In addition, we continue to maintain that the disclosure by major lines of business is important. Please provide to us proposed disclosure that includes this information.

Response: SFAS 131 Aggregation - As described in the “Overview” of Item 1 in the 2005 Form 10-K report, the Company’s profit centers market insurance products relating to commercial property and casualty, employee benefits, personal lines, excess and surplus lines insurance, reinsurance and specialty programs. As of December 31, 2005, approximately 65 profit centers (referenced as the “Traditional Profit Centers”) were organized under the six U.S. regions with a focus towards property and casualty, employee benefits and personal lines business. The remaining profit centers were primarily focused on excess and surplus lines insurance, reinsurance and specialty programs. In the Company’s response letter dated September 29, 2006, the Company explained the management process of the chief operating decision maker (CODM). Based on this process, the Company identified the profit centers as operating segments under paragraph 10 of SFAS 131. The Company then considered paragraphs 17 and 19 for aggregation purposes. Under paragraph 19, the Company determined that aggregation of the Traditional Profit Centers was appropriate. The Company then determined that the remaining operating segments were immaterial and concluded that one reportable segment was appropriate. The following discussion provides further detail of the Company’s assessment.

Consideration of Paragraph 17 for Traditional Profit Centers - To elect aggregation of two or more operating segments, paragraph 17 requires that the aggregation be consistent with the objectives and basic principles of SFAS 131, that the operating segments have similar economic characteristics, and that the following qualitative factors be similar for the aggregated operating segments:

•	Nature of the products and services

•	Nature of the production processes

•	Type or class of customer for products and services

•	Methods used to distribute products or provide services

•	If applicable, nature of the regulatory environment.

The Company believed that aggregating the Traditional Profit Centers into one operating segment met the objectives and principles of SFAS 131 to help users in their understanding, assessments and judgments of the Company’s results of operations and financial position. Although the individual profit centers were initially identified as operating segments, the Company did not believe that it was meaningful to users or practical to report a segment for each profit center. In 2005, the largest profit center accounted for less than 5% of the Company’s consolidated total revenues. Based on the relative small size of the individual Traditional Profit Centers, it was impractical to establish meaningful aggregations (other than a complete aggregation of the Traditional Profit Centers) that would enable users to better understand performance, better assess future net cash flows, and make more informed judgments.

Concerning the qualitative factors, the Company considered the following in its evaluation of the Traditional Profit Centers:

•	The Traditional Profit Centers serve as insurance and risk management intermediaries between clients and insurance companies. In this intermediary role, the Traditional Profit Centers provide similar insurance products and services in areas including property and casualty, employee benefits and personal lines. The mix of the insurance lines varies among the individual Traditional Profit Centers.

•	Based on the service-oriented nature of the Traditional Profit Centers, the production processes criterion is not applicable.

•	The Traditional Profit Centers have similar types of clients ranging from individuals to large national companies. The client base is primarily middle-market and major commercial and industrial accounts.

•	The Traditional Profit Centers utilize similar sales, marketing and service methods to generate new business, retain existing business, and serve clients. These sales, marketing and service methods are provided through a sales and service workforce which includes producers, account executives and client service representatives. In addition, the Traditional Profit Centers utilize more than just a local distribution process. A national process exists where the Traditional Profit Centers have (i) clients that are physically located throughout the nation rather than in just the local geographic area, as an example a

Traditional Profit Center may offer a program for bed and breakfast companies across the entire country, (ii) the ability and incentive to share local resources and knowledge to cross-sell products and services and (iii) the opportunity to utilize specialized national practice resources.

•	The Traditional Profit Centers operate in the United States and are subject to similar regulatory oversight as each state has various licensing requirements and governmental bodies that provide supervision. An additional event considered for this criterion was the agreement reached between the Company and the Attorney General of the State of Connecticut in August 2005. This agreement addressed certain of the Company’s insurance brokerage and insurance agency practices on a national basis. The application of the agreement is further evidence of the similarities in the regulatory conditions of the Traditional Profit Centers.

Concerning the economic characteristics criterion, the Company considered whether the Traditional Profit Centers have similar long-term average operating profit margins. Operating profit margin is the primary measure regularly reviewed by the CODM to evaluate performance and make resource allocation decisions. Operating profit excludes interest expense, amortization expense, indirect overhead, gain/loss on disposals of assets, minority interest, income taxes, and non-recurring charges such as integration costs. The Company believes that this is an appropriate measure given the reference in paragraph 17 to gross margins as a measure to assess economic characteristics.

In evaluating the Traditional Profit Centers, the Company noted historical variability in operating profit margins. In 2005, excluding Traditional Profit Centers with total revenues less than $1.0 million, operating profit margins ranged from (1)% to 54% and represented over 99% of total revenues for the Traditional Profit Centers. Of this range, 41 of 65 entities had operating profit margins between 20% and 40%. A number of business and industry factors contribute to this variability including the typical small size of individual Traditional Profit Centers, the timing of acquisitions, the products and services mix of individual Traditional Profit Centers, and changes in the property and casualty rate environment. These factors are explained in more detail below:

•	The small size of a Traditional Profit Center creates more exposure to significant margin changes that result from normal business events such as the gain or loss of a large client or highly paid employee. The margin change is less significant for such events at larger profit centers.

•	As noted in the Company’s Form 10-K, the Company has made a large number of acquisitions in its history. Following an acquisition, there is typically an integration period where the Company works with the acquired profit center to capitalize on synergies, identify efficiencies, and take advantage of new sales resources. The full effects of integration may take several years to fully develop. Therefore, at any point in time, acquired profit centers are at different stages of capitalizing on the benefits of integration and their historical margins may not be indicative of the long-term margins.

•	The varying mix of insurance products and services at the Traditional Profit Centers increases the likelihood of margin variations within individual Traditional Profit Centers over time as industry factors affect the business. For example, the margin change due to a change in the property and casualty rate environment will be greater for an individual Traditional Profit Center with a higher percentage of property and casualty business than for another individual Traditional Profit Center with a mix heavily weighted towards employee benefits.

•	The general trend in the property and casualty rate environment has been variable in the recent past. The unpredictable nature of this rate environment and its direct effect on profit center revenues creates variability in the margins among the individual Traditional Profit Centers.

The Company generally expects the long-term operating profit margins of its Traditional Profit Centers to range from 25% to 35%. Due to the range and variable nature of these margins, the Company considered it impractical to identify meaningful aggregations of the Traditional Profit Centers under paragraph 17. Thus, the Company made no aggregations under paragraph 17.

Consideration of Paragraph 18 – After evaluating paragraph 17, the Company considered the paragraph 18 quantitative thresholds used to identify reportable segments. The Company noted that no paragraph 10 operating segment met the 10% reporting thresholds of paragraph 18.

Consideration of Paragraph 19 – The Company then assessed the Traditional Profit Centers to identify reportable segments using paragraph 19 and the additional guidance provided by EITF 04-10, Determining Whether to Aggregate Operating Segments that do not meet the Quantitative Thresholds. EITF 04-10 was applicable to the Company beginning with the 2005 fiscal year. This guidance is similar to paragraph 17 with the exception that only a majority of the qualitative criteria must be similar for aggregation.

The Company believed, as noted earlier, that aggregating the Traditional Profit Centers into one segment met the objectives and principles of SFAS 131. The Traditional Profit Centers were determined to be similar for a majority of the qualitative criteria as noted above for paragraph 17. With regards to the economic characteristics of the Traditional Profit Centers, the Company recognized that operating profit margins have a wide range and are subject to significant variability due to a number of factors. However, the Company concluded that identifying meaningful aggregations based upon the margins was impractical given the small size of the profit centers and the likelihood of these aggregations to annually change based on the margin variability. Therefore, the Company concluded that aggregation of the Traditional Profit Centers into one reportable segment was appropriate.

Consideration of the Remaining Operating Segments – After aggregating the Traditional Profit Centers into one reportable segment, the Company considered the materiality of the remaining operating segments to determine whether other reportable segments were appropriate. The Traditional Profit Center segment accounted for the following percentages of the total revenue and profit/loss of all operating segments:

Materiality Measures	2005	2004	2003
Revenue	88.1%	90.0%	92.5%
Profit / loss	86.8	91.5	94.1

The Company used revenue and profit/loss as materiality measures as these are key drivers for management and are regularly provided to the CODM. The Company considered whether assets were an appropriate measure as well. Due to the service-oriented nature of this business and industry, the Company’s business is not capital intensive, but, instead, is focused on human capital. This leads to a minimal focus on tangible assets as these do not demand attention for resource decisions. Also, in the management reports regularly provided to the CODM, no asset measures were provided for the CODM to use in evaluating performance and making resource allocation decisions. Based on these factors, the Company did not use an asset measure for this analysis.

For 2004 and 2003, the Traditional Profit Center segment accounted for 90% or more of the revenue and profit/loss measures. The Company considered the remaining amounts of these measures relating to the other operating segments to be immaterial and not significant for disclosure.

In 2005, the Traditional Profit Center segment accounted for slightly less than 90% of the revenue and profit/loss measures. The Company believes that this was a unique result impacted by the decreasing property and casualty premium rate environment, the regulatory investigations in the insurance intermediary industry, and the mix of acquisitions in 2004 and 2005. Without these influences, the Company believes it likely that the Traditional Profit Center segment would have accounted for 90% or more of the revenue and profit/loss measures. Similar to 2004 and 2003, the Company considered the remaining amounts of these measures relating to the other operating segments to be immaterial and not significant for disclosure. As noted in the paragraph 18 discussion, none of the other operating segments exceeded 10% of the paragraph 18 measures. Therefore, the Company did not believe that disclosure of one reportable segment and an “other” category would add significantly to an investor’s understanding of the Company. After considering this, the Company determined that treatment of the entire Company as one reportable segment was appropriate in 2005.

2006 and Future Segment Reporting - In the September response letter to the Commission, the Company noted its intent to continue evaluating its segment reporting as the Company grows and the CODM’s management approach evolves. Events during the 2006 fourth quarter have led the Company to conclude that reportable segments will be appropriate in 2006 and 2007 and will warrant disclosure in the 2006 Form 10-K. These events were as follows:

•	In December 2006, the Company announced its acquisition of Glencairn Group Limited (Glencairn), an insurance and reinsurance broker group headquartered in England, which will triple the Company’s international presence. Upon completion of this acquisition in January 2007, the current chief executive officer of Glencairn will be named chief executive officer of all of the Company’s international operations.

•	The Company’s President (who was appointed to this position in September 2005) has progressed throughout 2006 towards assuming a segment manager role for the Traditional Profit Centers. This has been a controlled transition throughout 2006 due to the Company’s Chief Executive Officer’s (CEO) role in 2005 with the Traditional Profit Centers including the 2006 fiscal year budget approval. Due to his 2005 role, the CEO has been involved during 2006 in the oversight of the Traditional Profit Centers. However, a significant 2006 fourth quarter event confirming role changes has been the 2007 fiscal year budget process with the President leading the budget reviews/approvals of the Traditional Profit Centers without the participation of the CEO. This is an indicator of the change in the CEO’s focus from the individual Traditional Profit Center’s to the aggregated Traditional Profit Centers with the President reporting (as a segment manager) to the CEO (as the CODM) on this segment.

Based on these events, the Company believes that it is appropriate in 2006 (with all prior periods disclosed in accordance with paragraph 34) to disclose the following segments: domestic retail, domestic wholesale, international and other. The domestic retail segment will represent the Traditional Profit Centers. The domestic wholesale segment will consist of those profit centers providing excess and surplus lines insurance. The international segment will represent all of the international profit centers.

Proposed Segment Disclosure - The Company has provided below a proposed disclosure to address the staff’s 2005 Form 10-K comment concerning clarification of the 2005 reportable segment. However, based on the future segment presentation noted above, this disclosure will be different for purposes of the 2006 Form 10-K.

* * * * * * *

Segment Information – Financial Accounting Standards Board Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information” (Statement 131), requires companies to report financial and descriptive information about their reportable operating segments. Statement 131 requires the use of the management approach to determine the amount of information to be reported. The management approach is based on how management organizes the enterprise to evaluate performance and make resource allocation decisions. Based on the evaluation of operations using Statement 131’s requirements, the Company has concluded that it has numerous operating segments, but only one reportable segment.

* * * * * * *

Proposed Regional Operating Units Disclosure - Concerning the staff’s comment to clarify the roles of the regions in its operations, the Company has provided below a revised disclosure which represents a revision of the fourth paragraph in the “Overview” of Item 1 in the 2005 Form 10-K report.

* * * * * * *

The Company is organized under regional operating units to provide a number of services to local offices. These services include communication, leadership, management and coordination of resources among local offices, carrier relationship management, and financial supervision. The purpose of these services is to focus the resources and efforts of local offices on overall client service which includes account retention, new business production and more timely responses to client needs. The six U.S. regions are the Mid-Atlantic (Delaware, Maryland, Ohio, Pennsylvania, Tennessee and Virginia); Northeast (Connecticut, Maine, Massachusetts, New Hampshire, New Jersey and New York); Southeast (Alabama, Florida and Georgia); Central (Kansas, Oklahoma and Texas); West (Arizona, California, Colorado, Nevada, Oregon and Wyoming) and the Midwest (Illinois, Michigan, Nebraska and Wisconsin). By regionally managing and coordinating complementary resources, the Company has enabled each office to address a broader spectrum of client needs and respond more quickly and expertly than each could do on a stand-alone basis. Operations have been streamlined by merging multiple locations in the same city into a single profit center and converting smaller locations into sales offices of a larger profit center in the same region. The Company also has operating units specializing in excess and surplus lines brokerage (California, Florida, Illinois and Texas), MGA/MGU business (Colorado, Connecticut and Vermont); and reinsurance brokerage (London, England). Additionally, the Company has coordinated national resources such as specialized industry or product expertise, claims management and loss control in order to deploy these resources as needed to offices, without regard to geographic boundaries, which will further enhance service capacity to larger and more complex clients.

* * * * * * *

Proposed Lines of Business Disclosure - Concerning the staff’s comment regarding major lines of business, the Company understands this to relate to the major lines of business noted in the staff’s previous letter to the Company. The Company has provided below a proposed disclosure to include with the proposed segment information disclosure presented above. This is to satisfy the requirements of paragraph 37 of SFAS 131.

* * * * * * *

Statement 131 requires disclosure of information about products and services. In 2005, the Company’s lines of business generated the following revenues:

(in millions) Line of business information	2005
Commercial property and casualty	$406.8
Employee benefits	139.4
Personal lines	49.0
Other	78.7

Consolidated total	$673.9

* * * * * * *

Consideration of SFAS 142, Goodwill and Other Intangible Assets – In preparing its response, the Company has decided to re-evaluate its application of SFAS 142 in regards to identifying reporting units for purposes of goodwill impairment testing. The Company will provide additional information regarding this review to the Commission at a later date.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 5

2.	We note your response to Comment 2 and the support for why the column “Less than 1 year” in the table of contractual obligation reflects earlier payment dates as compared to the maturities presented in note D. However, please explain to us why the remaining columns in the contractual obligations table do not agree to the maturities in note D. For example, explain how the $53 million in 2009, disclosed in note D, is reflected in the contractual obligation table. Also, include a note that explains the factors that resulted in the differences between the two discussions.

Response: In the Company’s response letter dated September 29, 2006, the Company indicated concerning note D that it prepared the disclosure of maturities of long-term debt in accordance with SFAS 6, Classification of Short-term Obligations Expected to be Refinanced. The Company prepared the table of contractual obligations based upon the scheduled contractual payment dates of long-term debt. As a result, the table of contractual obligations reflects earlier payment dates as compared to the maturities presented in note D.

The Company applied the SFAS 6 guidance for the note D disclosure to the term loan maturities in all years prior to termination of the revolving credit facility based on the Company’s intent and ability to refinance these obligations on a long-term basis under the revolving credit facility. The revolving credit facility had a maturity in 2009. As a result, the table of contractual obligations differs from the note D maturities for 2006, 2007, 2008 and 2009 due to classification of the term loan maturities in these years as 2009 maturities in note D. Concerning the 2009 disclosure in note D, the Company considered the $36.0 million of term loan maturities scheduled for payment prior to 2009 as 2009 maturities. For note D, excluding the $36.0 million of term loan maturities from the 2009 disclosed maturities of $53.0 million results in $17.0 million of maturities. For the revised table of contractual obligations provided in the Company’s September 29, 2006 response letter, the “3-4 years” long-term debt amount is $30.7 million consisting of $17.0 million of debt payments and $13.7 million of interest payments. This $17.0 million of debt payments is the same $17.0 million identified above for the note D 2009 maturities.

Following is a revised table of contractual obligations that reflects the table provided in the Company’s September 29, 2006 response letter with an additional revision to explain the factors that resulted in the differences between the table and note D.

The Company has the following future payments related to contractual obligations as of December 31, 2005:

	Payments due by Period
(in millions) Contractual Obligations	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	After 4 years
Long-term debt (1) (2)	$350.7	$38.8	$35.8	$30.2	$30.7	$215.2
Operating leases	115.8	26.8	23.7	18.4	13.9	33.0
Other long-term liabilities	32.2	2.4	4.5	6.1	3.9	15.3
Regulatory settlement	10.0	—	10.0	—	—	—

Total obligations	$508.7	$68.0	$74.0	$54.7	$48.5	$263.5

(1)	Long-term debt includes estimated interest payments related to long-term debt and interest rate swaps that have been designated as cash flow hedges under SFAS 133. As of December 31, 2005, the Company had variable rate debt of $198.0 million and $45.0 million with rates of 6.8% and 6.3%, respectively. The Company estimated interest payments for variable rate debt using the effective interest rates as of December 31, 2005. As of December 31, 2005, the Company had interest rate swaps with a total notional amount of $100.0 million.
(2)	Long-term debt reflects debt payments based upon their contractual payment dates. The schedule of these payments for purposes of the table differs from the maturities disclosed in the Company’s notes to consolidated financial statements. As disclosed in the notes to consolidated financial statements, the Company has classified term loans included in the credit facility as maturing in a later period based upon the Company’s intent and ability to refinance this obligation on a long-term basis under its revolving credit facility. This treatment results in the table reflecting earlier payment for these obligations than as disclosed in the notes to consolidated financial statements.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 747-6500.

Sincerely,

/s/ Michael Dinkins
Michael Dinkins
Executive Vice President and Chief Financial Officer